                      This Exhibit Index is on page 17
    As filed with the Securities and Exchange Commission on July 2, 1996

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                      --------------------------------

                                  FORM 11-K

                      --------------------------------

                            MICROS SYSTEMS, INC.
             (Exact name of issuer as specified in its charter)
(Mark One)

       (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 1995.

                    OR

       ( )  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _____________ to_____________
Commission file number:  0-9993

                   MARYLAND                              52-1101488
                   --------                              ----------
       (State or other jurisdiction of      (I.R.S. Employer Identification No.)
        incorporation or organization)

    12000 Baltimore Avenue                               20705-1291
    Beltsville, Maryland                                 (Zip Code)
    (Address of principal
    executive offices)


               THE MICROS SYSTEMS, INC. 401(k) RETIREMENT PLAN
               -----------------------------------------------
                            (Full title of plan)
(Name, address and telephone                     (Copies to:)
number of agent for service)
                                                 ANTHONY J. RICKERT, ESQUIRE
A.L. GIANNOPOULOS                                JAY G. COHEN, ESQUIRE
12000 BALTIMORE AVENUE                           PIPER & MARBURY L.L.P.
BELTSVILLE, MARYLAND  20705-1291                 36 SOUTH CHARLES STREET
(301) 210-6000                                   BALTIMORE, MARYLAND  21201-3018

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

REQUIRED INFORMATION

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the MICROS Systems, Inc. 401(k) Retirement Plan as required by Form 11-K together with the report thereon of Price Waterhouse LLP, independent auditors, dated June 28, 1996.

(b) Exhibits: A consent of Price Waterhouse LLP is being filed as Exhibit 24 to this Report.

                            MICROS SYSTEMS, INC.

                           401(K) RETIREMENT PLAN

          INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION


                                                                                                       Page(s)
                                                                                                       ----
FINANCIAL STATEMENTS
- --------------------

  Report of Independent Accountants   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1-2

  Statement of Net Assets Available for Benefits
   with Fund Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3-4

  Statement of Changes in Net Assets Available for Benefits
   with Fund Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5-6

  Notes to Financial Statements   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7-11


ADDITIONAL INFORMATION*
- ----------------------

  Schedule I - Schedule of Assets Held for Investment Purposes - December 31, 1995  . . . . . . . .     12

  Schedule II - Schedule of Reportable Transactions - Year Ended December 31, 1995  . . . . . . . .     13



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS


June 26, 1996

To the Participants and Administrator of MICROS Systems, Inc. 401(K) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of MICROS Systems, Inc. 401(K) Retirement Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not required part of the basic financial statements but are supplementary information required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               DECEMBER 31, 1995

                                                                      Participant Directed
                                    -----------------------------------------------------------------------------------
                                                                                  Merrill       Merrill
                                  Merrill     Merrill     Merrill     Merrill      Lynch         Lynch
                                   Lynch       Lynch       Lynch       Lynch      Federal        Global
                                  Capital   Ready Asset   Phoenix   Basic Value  Securities    Allocation Participant
                                   Fund        Trust       Fund        Fund        Trust          Fund       Notes     Total
                                   ----        -----       ----        ----        -----          ----       -----     -----
Assets
  Investments
    Mutual funds                $1,213,879     $380,890  $1,138,487   $1,036,711  $360,071      $917,695           0  $5,047,733
    Participant notes                    0            0           0            0         0             0    $130,371     130,371
                                ----------     --------  ----------   ----------  --------    ----------    --------  ----------
    Total investments            1,213,879      380,890   1,138,487    1,036,711   360,071       917,695     130,371   5,178,104

  Receivables
    Employer's contributions        45,488       34,814      48,944       43,272    12,917        36,674           0     222,109
    Participants' contributions     65,338       28,243      71,618       60,341    16,571        53,437           0     295,548
                                ----------     --------  ----------   ----------  --------    ----------    --------  ----------
      Total receivables            110,826       63,057     120,562      103,613    29,488        90,111           0     517,657
                                ----------     --------  ----------   ----------  --------    ----------    --------  ----------
      Total assets               1,324,705      443,947   1,259,049    1,140,324   389,559     1,007,806     130,371   5,695,761

Liabilities
                                ----------     --------  ----------   ----------  --------    ----------    --------  ----------
Net assets available for
 benefits                       $1,324,705     $443,947  $1,259,049   $1,140,324  $389,559    $1,007,806    $130,371  $5,695,761
                                ==========     ========  ==========   ==========  ========    ==========    ========  ==========


   The accompanying notes are an integral part of these financial statements.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                               DECEMBER 31, 1994


                                                            Participant Directed
                                  ---------------------------------------------------------
                                                 Lord                  Merrill
                                     Roger      Abbott     Merrill      Lynch       Merrill
                                   Engemann      Fixed      Lynch       Ready        Lynch
                                    Equity      Income     Capital      Asset       Phoenix
                                     Fund        Fund        Fund       Trust         Fund
                                     ----        ----        ----       -----         ----
Assets
  Cash                             $     58    $      1           0           0            0
  Investments
    Money market funds               28,883      23,642     $52,912           0     $ 21,705
    Mutual funds                          0           0     666,275    $319,740      200,311
    U.S. Government obligations           0     208,917           0           0            0
    Common stocks                   455,861           0           0           0            0
    Participant notes                     0           0           0           0            0
                                   --------    --------    --------    --------     --------
    Total investments               484,744     232,559     719,187     319,740      222,016

  Receivables
    Employer's contributions          3,809       6,909      25,733      12,049       13,524
    Participants' contributions       2,289       1,998       6,289       2,644        2,802
    Accrued income                        0       2,653           0           0            0
                                   --------    --------    --------    --------     --------
      Total receivables               6,098      11,560      32,022      14,693       16,326
                                   --------    --------    --------    --------     --------
      Total assets                  490,900     244,120     751,209     334,433      238,342

Liabilities
                                   --------    --------    --------    --------     --------
Net assets available for benefits  $490,900    $244,120    $751,209    $334,433     $238,342
                                   ========    ========    ========    ========     ========

                                                     Participant Directed
                                     ----------------------------------------------------
                                     Merrill      Merrill     Merrill
                                      Lynch        Lynch       Lynch
                                      Basic       Federal      Global
                                      Value      Securities  Allocation Participant
                                       Fund        Trust        Fund       Notes       Total
                                       ----        -----        ----       -----       -----
Assets
  Cash                                       0           0           0           0  $       59
  Investments
    Money market funds                $ 18,549           0    $ 32,709           0     178,400
    Mutual funds                       579,665     $37,421     598,992           0   2,402,404
    U.S. Government obligations              0           0           0           0     208,917
    Common stocks                            0           0           0           0     455,861
    Participant notes                        0           0           0     $94,002      94,002
                                      --------     -------    --------     -------  ----------
    Total investments                  598,214      37,421     631,701      94,002   3,339,584

  Receivables
    Employer's contributions            26,922       2,725      32,875           0     124,546
    Participants' contributions          6,109         715       7,288           0      30,134
    Accrued income                           0           0          00           0       2,653
                                      --------     -------    --------     -------  ----------
      Total receivables                 33,031       3,440      40,163           0     157,333
                                      --------     -------    --------     -------  ----------
      Total assets                     631,245      40,861     671,864      94,002   3,496,976

Liabilities
                                      --------     -------    --------     -------  ----------
Net assets available for benefits     $631,245     $40,861    $671,864     $94,002  $3,496,976
                                      ========     =======    ========     =======  ==========



   The accompanying notes are an integral part of these financial statements.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1995

                                                                         Participant Directed
                                      ------------------------------------------------------------------------------------------
                                                  Merrill                 Merrill     Merrill      Merrill
                                      Merrill      Lynch       Merrill     Lynch       Lynch        Lynch
                                       Lynch       Ready        Lynch      Basic      Federal      Global
                                      Capital      Asset       Phoenix     Value    Securities   Allocation  Participant
                                       Fund        Trust        Fund       Fund        Trust        Fund        Notes      Total
                                       ----        -----        ----       ----        -----        ----        -----      -----
Additions to net assets attributed to:
  Investment income
    Interest and dividends          $  115,616   $  19,338  $   52,015  $   37,503    $  19,118  $   67,070    $  7,439   $  318,099
    Net appreciation (depreciation)
     in fair value of investments      143,576           0     121,363     183,655       23,243      98,303           0      570,140
                                    ----------   ---------  ----------  ----------    ---------  ----------    --------   ----------
                                       259,192      19,338     173,378     221,158       42,361     165,373       7,439      888,239
  Contributions
    Employer's                          88,155      51,866      95,815      81,056       24,300      73,591           0      414,783
    Participants'                      287,528      99,393     329,051     248,312       66,078     246,456           0    1,276,818
                                    ----------   ---------  ----------  ----------    ---------  ----------    --------   ----------
                                       375,683     151,259     424,866     329,368       90,378     320,047           0    1,691,601
                                    ----------   ---------  ----------  ----------    ---------  ----------    --------   ----------
    Total additions                    634,875     170,597     598,244     550,526      132,739     485,420       7,439    2,579,840

Deductions from net assets
 attributed to:
  Benefits paid to participants        125,063      28,373      75,381      58,348       15,587      78,303           0      381,055
                                    ----------   ---------  ----------  ----------    ---------  ----------    --------   ----------
Net increase prior to
 interfund transfers                   509,812     142,224     522,863     492,178      117,152     407,117       7,439    2,198,785
Interfund transfers                     63,684     (32,710)      6,944      16,901      (12,574)    (71,175)     28,930
                                    ----------   ---------  ----------  ----------    ---------  ----------    --------   ----------
  Net increase                         573,496     109,514     529,807     509,079      104,578     335,942      36,369    2,198,785

Net assets available for benefits
  Beginning of year                    751,209     334,433     729,242*    631,245      284,981*    671,864      94,002    3,496,976
                                    ----------   ---------  ----------  ----------    ---------  ----------    --------   ----------
  End of year                       $1,324,705   $ 443,947  $1,259,049  $1,140,324     $389,559  $1,007,806    $130,371   $5,695,761
                                    ==========   =========  ==========  ==========     ========  ==========    ========   ==========

  * Beginning of year balances reflect the reclass of the Roger Engemann Equity Fund and the Lord Abbott Fixed Income Fund into the Merrill Lynch Phoenix Fund and Merrill Lynch Federal Securities Trust, respectively. See additional information as disclosed in Note 1.

   The accompanying notes are an integral part of these financial statements.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1994


                                                           Participant Directed
                                          -------------------------------------------------------
                                                        Lord                   Merrill
                                           Roger       Abbott       Merrill     Lynch      Merrill
                                         Engemann       Fixed        Lynch      Ready       Lynch
                                          Equity       Income       Capital     Asset      Phoenix
                                           Fund         Fund         Fund       Trust        Fund
                                           ----         ----         ----       -----        ----
Additions to net assets attributed to:
  Investment income
    Interest and dividends              $   13,687    $ 19,736    $ 51,525     $  5,523    $ 17,033
    Net appreciation (depreciation)
     in fair value of investments           (4,225)    (34,165)    (54,230)           0     (28,806)
                                        ----------    --------    --------     --------    --------
                                             9,462     (14,429)     (2,705)       5,523     (11,773)
    Less investment expenses                (7,126)     (2,063)        (12)           0           0
                                        ----------    --------    --------     --------    --------
                                             2,336     (16,492)     (2,717)       5,523     (11,773)
  Contributions
    Employer's                              32,380      20,912      52,031       14,946      13,524
    Participants'                          158,027      86,692     201,124       50,854      46,056
                                        ----------    --------    --------     --------    --------
                                           190,407     107,604     253,155       65,800      59,580
                                        ----------    --------    --------     --------    --------
    Total additions                        192,743      91,112     250,438       71,323      47,807

Deductions from net assets
 attributed to:
  Benefits paid to participants             70,039      49,072      16,827       15,306           0
                                        ----------    --------    --------     --------    --------
Net increase prior to
 interfund transfers                       122,704      42,040     233,611       56,017      47,807
Interfund transfers                       (786,729)   (283,745)   (199,297)     246,898     190,535
                                        ----------    --------    --------     --------    --------
  Net increase                            (664,025)   (241,705)     34,314      302,915     238,342

Net assets available for benefits
  Beginning of year                      1,154,925     485,825     716,895       31,518           0
                                        ----------    --------    --------     --------    --------
  End of year                           $  490,900    $244,120    $751,209     $334,433    $238,342
                                        ==========    ========    ========     ========    ========

                                                           Participant Directed
                                          --------------------------------------------------------
                                          Merrill     Merrill      Merrill
                                           Lynch       Lynch        Lynch
                                           Basic      Federal       Global
                                           Value     Securities   Allocation Participant
                                            Fund       Trust         Fund       Notes       Total
                                            ----       -----         ----       -----       -----
Additions to net assets attributed to:
  Investment income
    Interest and dividends                $ 26,923     $ 1,027     $ 28,875    $ 5,393     $  169,722
    Net appreciation (depreciation)
     in fair value of investments          (31,596)     (1,362)     (53,156)         0       (207,540)
                                          --------     -------     --------    -------     ----------
                                            (4,673)       (335)     (24,281)     5,393        (37,818)
    Less investment expenses                     0           0            0          0         (9,201)
                                          --------     -------     --------    -------     ----------
                                            (4,673)       (335)     (24,281)     5,393        (47,019)
  Contributions
    Employer's                              50,756       2,725       61,174          0        248,448
    Participants'                          195,933      18,300      232,192          0        989,178
                                          --------     -------     --------    -------     ----------
                                           246,689      21,025      293,366          0      1,237,626
                                          --------     -------     --------    -------     ----------
    Total additions                        242,016      20,690      269,085      5,393      1,190,607

Deductions from net assets
 attributed to:
  Benefits paid to participants              6,312           0       10,358          0        167,914
                                          --------     -------     --------    -------     ----------
Net increase prior to
 interfund transfers                       235,704      20,690      258,727      5,393      1,022,693
Interfund transfers                        395,541      20,171      413,137      3,489              0
                                          --------     -------     --------    -------     ----------
  Net increase                             631,245      40,861      671,864      8,882      1,022,693

Net assets available for benefits
  Beginning of year                              0           0            0     85,120      2,474,283
                                          --------     -------     --------    -------     ----------
  End of year                             $631,245     $40,861     $671,864    $94,002     $3,496,976
                                          ========     =======     ========    =======     ==========



   The accompanying notes are an integral part of these financial statements.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the MICROS Systems, Inc. 401(K) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A.  General

The Plan is a defined contribution plan, sponsored by MICROS Systems, Inc.
(the "Company"), covering all full-time employees of the Company and its subsidiaries who have one year of service and are age twenty-one or older. Effective July 1, 1995, the Plan was amended to decrease the eligibility waiting period from twelve months (1,000 hours) to three consecutive months (250 hours) of service. Eligible employees may enroll in the Plan on the first day of the fiscal quarter coincident with meeting eligibility criteria. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.  Contributions

Participants may contribute 1% to 15% of their compensation to the Plan on a pre-tax basis through salary deductions; however, annual contributions may not exceed the maximum allowed under the Internal Revenue Code in any calendar year ($9,240 per taxpayer for the 1995 and 1994 calendar years, respectively).

For employees participating in the Plan prior to December 31, 1994, the Company contributed a percentage, as established semi-annually by the Operations Committee of the Board of Directors, of each participant's contribution.

Effective January 1, 1995, the Plan was amended whereby the Company contributes a guaranteed 50% of the first 5% of a participant's contribution. Additionally, at the end of each Plan year the Company guarantees a QNEC (Qualified Non-Elective Contribution) of 1% of the annual compensation for all eligible, non-highly compensated employees, regardless of their participation in the Plan. An additional percentage match of the employee's elective deferral may be contributed at the option of the Operations Committee of the Board of Directors.

C.  Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant's interest in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, becomes vested 20% after two years of service and increases 20% each year thereafter until becoming fully vested after six years.

D.  Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. At December 31, 1995, forfeited nonvested accounts totaled $37,618. These amounts may be used to reduce future Company contributions. In 1995, Company contributions were not reduced by these forfeited nonvested accounts.

E.  Investment Options

A participant may invest in one or all of the following funds:

    1. Merrill Lynch Capital Fund. This fund is a Merrill Lynch sponsored mutual fund whose investment objective is to achieve the highest total investment return consistent with prudent risk. Fund management may shift emphasis among equity, debt or convertible securities.

    2. Merrill Lynch Ready Asset Trust. This fund's objective is to maintain a value of one dollar. Purchases are principally made in investments that have a short-term maturity.

    3. Merrill Lynch Phoenix Fund. This fund is a new investment option added to the Plan effective July 1, 1994. It is designed for investors seeking long-term growth of capital through a diversified portfolio of equity and fixed-income securities that fund management believes are undervalued.

    4. Merrill Lynch Federal Securities Trust. This fund is a new investment option added to the Plan effective July 1, 1994. It seeks to achieve high current return by investing in securities issued or guaranteed by the U.S. government or U.S. government agencies and enterprises.

    5. Merrill Lynch Basic Value Fund. A new investment option effective January 1, 1994, this fund strives for capital appreciation, then income, by investing in securities, primarily equities, that fund management believes are undervalued.

    6. Merrill Lynch Global Allocation Fund. A new investment option effective January 1, 1994, this fund seeks to achieve the highest investment return consistent with prudent risk through a fully managed investment policy utilizing domestic and foreign equity, debt, and money market instruments.

Participants selecting the Merrill Lynch investment options may invest in the Class B shares. Effective March 29, 1996, these shares were converted to Class D shares.

The Roger Engemann Equity Fund and the Lord Abbott Fixed Income Fund were discontinued effective December 31, 1994 and all monies remaining at that date were transferred into the Merrill Lynch Phoenix Fund and Merrill Lynch Federal Securities Trust, respectively, on January 5, 1995.

The Company intends to offer its common stock as an additional investment option effective July 1, 1996.

F.  Payment of Benefits

Each participant is entitled to the market value of their vested benefits calculated as of the valuation date following retirement, death, disability or termination of employment. These benefits will be distributed in a single lump sum payment, or in installments to the participant or another qualified plan as designated by the participant if the account balance exceeds $3,500. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

G.  Participant Notes

Upon approval by Plan Trustees/Sponsors, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their total account balance, including both employee and Company contributions. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Trustees/Sponsors, and approximate fair value. Interest rates on notes outstanding at December 31, 1995 range from 6.5% to 8.5%. Principal and interest are paid ratably through monthly payroll deductions over a period not extending beyond five years from the date of loan.

H.  Administrative Expenses

The Company pays Merrill Lynch directly for certain normal Plan administrative expenses. Company personnel also perform various administrative services for the Plan, including maintenance of participant records on a noncompensatory basis.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

A.  Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

B.  Investment Valuation

Investments are stated at fair value based on market prices quoted by Merrill Lynch which represent the net asset value of shares held by the Plan at year-end. Investment transactions are accounted for on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from investment transactions and unrealized appreciation and depreciation of investments are reported on an average cost basis for financial statement purposes.

C.  Contributions

Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are recorded in the same period.

D.  Payment of Benefits

Benefits are recorded when paid.


NOTE 3 - VESTED ACCOUNTS OF TERMINATED PARTICIPANTS

The net assets available for benefits at December 31, 1995 and 1994 include $217,077 and $77,261, respectively, in vested accounts of terminated participants. These accounts receive no further allocation of Company contributions.

NOTE 4 - PLAN AMENDMENT

Effective March 17, 1995, the Plan was amended whereby Merrill Lynch Trust Company was appointed as sole Trustee of the Plan and Ronald J. Kolson, Gary C. Kaufman and Judith F. Wilbert, which had been serving as Trustees to the Plan, were relieved of such position, but shall remain as the Plan's Sponsors with full fiduciary powers and responsibilities. In addition, Preferred Benefits Corporation, Plan recordkeeper, was acquired by Merrill Lynch as a result of an asset acquisition occurring November 18, 1995.


NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan termination, participants will become 100% vested in their accounts.


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                       December 31, 1995
                                                                       -----------------
   Benefits paid to participants per the financial statements                $381,055
   Amounts allocated to withdrawing participants                               (3,585)
                                                                             --------
   Benefits paid to participants per the Form 5500                           $377,470
                                                                             ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 1994, but not yet paid as of that date. There were no benefit claims outstanding at December 31, 1995.


NOTE 7 - TAX STATUS

The Plan, as amended effective January 1, 1995, is a standardized prototype plan sponsored by Merrill Lynch who has represented that it has received a favorable determination letter from the Internal Revenue Service (IRS). In addition, the Company filed a request for determination with the IRS and received a favorable determination letter dated October 10, 1995. Management has represented that the Plan is designed and is currently being operated in compliance with all applicable provisions of the Internal Revenue Code and ERISA. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

                             ADDITIONAL INFORMATION


Schedule I - Schedule of Assets Held for Investment Purposes - December 31,
1995

                                                                                                             Current
Identity of Issue                        Description of Investment             Units            Cost          value
- -----------------                        -------------------------             -----            ----          -----
Merrill Lynch Mutual Funds:
  Basic Value Fund                    Class B shares, $28.02 per share       36,998.965     $    *          $1,036,711
  Capital Fund                        Class B shares, $30.04 per share       40,408.755          *           1,213,879
  Federal Securities Trust            Class B shares, $9.77 per share        36,854.759          *             360,071
  Global Allocation Fund              Class B shares, $13.73 per share       66,838.674          *             917,695
  Phoenix Fund                        Class B shares, $12.62 per share       90,212.946          *           1,138,487
  Ready Asset Trust                   $1.00 per share                       380,890.000        380,890         380,890
                                                                                            ------------    ----------
                                                                                               380,890       5,047,733
                                                                                            ------------    ----------

Participant Notes (6.5% - 8.5%)                                                                130,371         130,371
                                                                                            ------------    ----------
                                                                                            $  511,261      $5,178,104
                                                                                            ============    ==========

* Information is not readily obtainable from the custodian's ordinary business records.

                              MICROS SYSTEMS, INC.

                             401(K) RETIREMENT PLAN

                             ADDITIONAL INFORMATION


Schedule II - Schedule of Reportable Transactions - Year ended December 31,
1995*


                                 Number of                                  Current       Gain/
Identity of issue               Transactions   Purchases        Cost         Value         Loss
- -----------------               ------------   ---------        ----         -----         ----
  Merrill Lynch
   Basic Value Fund                  51     $    918,234         **      $    918,234        **

  Merrill Lynch
   Phoenix Fund                      67        1,119,295         **         1,119,295        **

  Merrill Lynch
   Capital Fund                      57        1,217,495         **         1,217,495        **

  Merrill Lynch
   Global Allocation Fund            41          982,371         **           982,371        **

  Merrill Lynch
   Federal Securities Trust          49          375,958         **           375,958        **





* Transactions or series of transactions in excess of five percent of the current value of the Plan's assets as of December 31, 1994, as defined in
    Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under ERISA.

** Information is not readily obtainable from the custodian's ordinary business records.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN

FORM 11-K

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN





Date:  July 2, 1996  By: s/Gary C. Kaufman
                         ------------------
                         Plan Sponsor
                         ------------------

MICROS SYSTEMS, INC. 401(K) RETIREMENT PLAN

                                   FORM 11-K

                                 EXHIBIT INDEX




   Exhibit                                                    Page
   Number                       Exhibit                      Number
   --------------------------------------------------------  ------
   24               Consent of Price Waterhouse LLP           18